ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 12, 2014

George G. Baxter

(617) 951-7748

george.baxter@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Anu Dubey, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—
Responses to Comments on Post-Effective Amendment No. 56

Dear Ms. Dubey:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 56 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the 485(a) Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on January 31, 2014 in connection with the annual update of its Registration Statement for all existing series of the Trust (each, a “Fund” and together, the “Funds”).

We received your oral comments regarding the 485(a) Amendment via telephone on March 20, 2014. Responses to your comments were provided supplementally via EDGAR correspondence on March 25, 2014 and April 24, 2014 (together, the “previous correspondence”) and were reflected, to the extent applicable, in Post-Effective Amendment No. 57 (the “485(b) Amendment”) to the Trust’s Registration Statement, filed March 28, 2014, pursuant to Rule 485(b) under the Securities Act. You provided additional oral comments on April 25, 2014. Summaries of your additional comments and the Trust’s responses are set forth below. Capitalized terms used without definition have the meanings set forth in the previous correspondence.

Prospectus

1.	Comment: The Staff notes that in response to Comment 23 of the previous correspondence, the Trust stated: “For purposes of determining compliance with its Rule 35d-1 Policy, a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances.” The Staff reiterates its position that a derivative’s market value should be used to include or count such derivative for purposes of a Fund’s Rule 35d-1 policy. Please indicate whether the Trust agrees with the Staff’s position and adheres to this approach when determining compliance with a Fund’s Rule 35d-1 Policy.

Response: The Trust notes that, as a practical matter, the 17[1] Funds with Rule 35d-1 Policies make relatively limited use of derivatives contracts and would satisfy such policies by using the market values of their derivatives contracts. However, the Trust respectfully disagrees with the Staff’s position that a derivative contract’s market value is always the appropriate measure for determining compliance with a Rule 35d-1 Policy. Consistent with the purposes of Rule 35d-1, the Trust believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the Fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as tied to its notional value, rather than its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures, would satisfy its Rule 35d-1 Policy notwithstanding that it had no economic exposure to equity investments.

AllianzGI Global Allocation Fund and AllianzGI Global Growth Allocation Fund (for purposes of the following Comment, each a “Fund” and together, the “Funds”)

2.	Comment: With respect to disclosure in the “Principal Investment Strategies” section of each Fund’s Fund Summary, please explain specifically how each Fund invests in a number of countries around the world.

Response: The Trust notes that the first paragraph of each Fund’s Fund Summary discloses that the sub-adviser normally seeks to maintain “significant” economic exposure to “a number of countries outside the U.S.” and, at minimum, will invest directly or indirectly (through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States). The Trust has informed us that

[1]	The 17 Funds with Rule 35d-1 Policies are AllianzGI Behavioral Advantage Large Cap Fund, AllianzGI NFJ Global Dividend Value Fund, AllianzGI China Equity Fund, AllianzGI Disciplined Equity Fund, AllianzGI Global Water Fund, AllianzGI Short-Duration High Income Fund, AllianzGI Convertible Fund, AllianzGI U.S. Small-Cap Growth Fund, AllianzGI High Yield Bond Fund, AllianzGI Micro Cap Fund, AllianzGI Ultra Micro Cap Fund, AllianzGI NFJ International Small-Cap Value Fund, AllianzGI International Small-Cap Fund, AllianzGI U.S. Equity Hedged Fund, AllianzGI Dynamic Emerging Multi-Asset Fund, AllianzGI NFJ Emerging Markets Value Fund and AllianzGI Best Styles Global Equity Fund.

as of March 31, 2014, the AllianzGI Global Allocation Fund and AllianzGI Global Growth Allocation Fund were each directly or indirectly (through underlying funds) invested in at least seven countries throughout the world, including the United States, and approximately 49% of each Fund’s assets were invested directly or indirectly (through underlying funds) in non-U.S. countries. We refer to the Trust’s response to Comment 34 in the previous correspondence for a discussion of the Trust’s views on the application of Section 35(d) to Funds with “global” or “international” in their names.

Statement of Additional Information

3.	Comment: In the section titled “Investment Objectives and Policies—Derivative Instruments—Swap Agreements,” the Staff’s position is that when a Fund is a seller of credit default swaps, the Registration Statement should include disclosure stating that the Fund will segregate assets equivalent to the full notional value of the credit default swaps. If a Fund writes credit default swaps, please add disclosure stating that when a Fund is a seller of credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Trust confirms that, as of the most recent quarter-end, none of the Funds was a party to any credit default swaps.

4.	Comment: The Staff notes that restriction (1) for the Target Funds in the section titled “Investment Restrictions—Fundamental Investment Restrictions” sets forth the industry concentration policy for the Target Funds and states that the 25% restriction does not apply to “securities issued by any investment company.” Please add disclosure “below” the fundamental policies of the Target Funds stating that the Target Funds will consider the concentration policies of underlying funds when they apply their own concentration policies.

Response: The Target Funds will consider augmenting disclosure in response to this comment in next year’s annual update to the Trust’s Registration Statement.

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 617-951-7748) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ George G. Baxter IV

George G. Baxter IV, Esq.

cc:	Julian F. Sluyters
Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Maureen A. Meredith, Esq.